SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of April, 2007

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - AERO REPUBLICA TO BEGIN 2ND DAILY FLIGHT TO PANAMA CITY FROM BOGOTA

Aero Republica to Begin Second Daily Flight to Panama City from Bogota

          BOGOTA, Colombia and PANAMA CITY, April 19 /PRNewswire-FirstCall/ -- Aero Republica, subsidiary of Copa Holdings S.A. (NYSE: CPA), today announced it will increase its direct daily service from Bogota to Panama City on July 13, 2007.  Aero Republica will now have twice-daily service between both cities, providing its passengers more frequencies and better schedules.

          This new flight will be operated with one of Aero Republica’s brand new EMBRAER-190 aircraft with 106 all-leather seats in a single-class configuration.

          Aero Republica’s flight schedule is the following:

Route	Frequency	Departure	Arrival

Bogota -- Panama	Daily	5:58 p.m.	7:28 p.m.
Panama -- Bogota	Daily	9:51 a.m.	11:18 a.m.

          ”Colombia has close ties with Panama.  With this second daily flight to Panama City, we expect to cover the growing need of business and leisure travelers, which has increased substantially in the last three years due to favorable business conditions between both countries,” commented Roberto Junguito, President of Aero Republica.  “In the context of ongoing regional integration, our expanded service will also benefit the Colombian market by providing more options for intra-regional travel through our vast code share agreement with Copa Airlines,” he added.

          Aero Republica, Colombia’s second-largest domestic carrier provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas.  Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.

          CPA-G

SOURCE  Aero Republica
          -0-                                                  04/19/2007
          /CONTACT: Joseph Putaturo, Aero Republica, +011-507-304-2677/
          /Web site:  http://www.copaair.com /

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 04/17/2007
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO